1E 3-1-02

02020458

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of March 2002

Groupe Danone
(Translation of registrant's name into English)

7, rue de Téhéran
75008 Paris
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure:

A press release dated March 7, 2002 announcing the appointments to Groupe Danone's Executive Committee and Board of Directors.

DANONE

Appointments to Groupe DANONE Executive Committee and Board of Directors

Groupe DANONE EXECUTIVE COMMITTEE:

Bernard HOURS is appointed Executive Vice-President, Dairy Products Worldwide, as of March 11th 2002. He has been a member of Groupe DANONE Executive Committee since November 2001.
Bernard HOURS, a 45 years old French national, is a graduate of the French Business School (HEC). He joined Groupe DANONE in 1985, having previously spent six years with Unilever. The last 15 years of his career have been spent within the Group. He first held marketing positions with Kronenbourg, then became Sales Manager for Evian. From 1990 to 1994, he was Marketing Manager for DANONE France. He was then appointed General Manager of DANONE Hungary, then of DANONE Germany. In 1998, he was appointed General Manager of LU-France.
Since November 1st 2001, Bernard HOURS was Executive Vice-President for Development Activities Dairy Worldwide (acquisitions, strategic planning, marketing, sales, development, quality) and responsible for the Eastern and Central European zones, working alongside Jan BENNINK, and member of the Groupe DANONE Executive Committee. He replaces Jan BENNINK, who held this position since 1995 and who is to join the Dutch company Royal Numico, as Chief Executive Officer.

Franck MOUGIN is appointed Executive Vice-President of Human Resources and a member of Groupe DANONE Executive Committee as of May 2nd 2002.
Franck MOUGIN, a 43 years old French national, holds a Masters degree in social law. He has spent his entire career working in human resources, for several industrial groups.
Franck MOUGIN began his career with CGEE-Alsthom in 1981, before joining the Luchaire group. In 1983, he joined Matra Electronique as Human Resources Manager.

For further information :
Direction de la Communication : 33 1 44 35 20 70 / 33 1 44 35 20 75
GROUPE DANONE : 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 33 1 45 63 88 22

From 1989 to 1995, he held the position of Human Resources Manager with Fruehauf France, and then with the Fruehauf-Trailor Group. Since 1995, he held successive positions as Human Resources Manager for Placoplatre, and then for the British Plaster Board Group (BPB) in London. He will be reporting to Jean-René BUISSON, Group General Secretary.

Groupe DANONE BOARD OF DIRECTORS:

Bruno BONNELL has been appointed a Director of Groupe DANONE, at the meeting of the Board of Directors on February 18th 2002. He replaces Luca FOSSATI, who recently died in an accident. His appointment will be ratified at the General Meeting on April 25th 2002.
Bruno BONNELL, 43 years old, is the founding Chairman of Infogrames Entertainment.

Emmanuel FABER will be proposed as a Director of Groupe DANONE at the meeting of the Board of Directors on April 25th 2002, replacing Dominique AUBURTIN, Chairman of the Executive Board of Worms et Cie.
Emmanuel FABER, 38 years old, is Executive Vice-President and Chief Financial Officer and a member of Groupe DANONE Executive Committee since January 1st 2000. He had previously been Director for Group Strategy and Development since 1997.

In accordance with Groupe DANONE's by laws, **Jean-Claude HAAS** and **Yves BOEL** will step down from the Board of Directors, and will not be replaced. They will become "Honorary Directors" of Groupe DANONE, and will thus continue to provide the Group with the benefit of their long experience in its business and environment.

Franck RIBOUD, Chairman and Chief Executive Officer of Groupe DANONE, expressed his gratitude to the directors and the teams who have contributed to the Group's development during its period of strategic refocusing and worldwide redeployment. "With a slimmed-down Board of Directors and an Executive Committee strengthened around Jacques VINCENT, Vice-Chairman and Chief Operating Officer, Jean-René BUISSON, Group General Secretary, and Emmanuel FABER, Executive Vice-President and Chief Financial Officer, I have full confidence in our Group's ability to pursue its growth dynamics."

Paris, March 7th 2002

For further information :
Direction de la Communication : 33 1 44 35 20 70 / 33 1 44 35 20 75
GROUPE DANONE : 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 33 1 45 63 88 22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant Group Danone has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 7, 2002

GROUPE DANONE

By: ____________________
Name: Emmanuel Faber
Title: Senior Executive Vice-President, Chief Financial Officer